Exhibit 9

Consent of Phillip St. George

I hereby consent to the use of my name in connection with the following reports and documents, which are being filed as exhibits to and incorporated by reference into the annual report on Form 40-F of NovaGold Resources Inc. (“the Company”) being filed with the United States Securities and Exchange Commission and any document in which the annual report or Form 40-F may be incorporated by reference into and filed with the United States Securities and Exchange Commission:

1.
The annual information form dated March 21, 2005 for the fiscal year ended November 30, 2004, which includes reference to my name in connection with information relating to the Donlin Creek and Rock Creek projects.

Dated at Eagle River, Alaska, this 18th day of April, 2005.

/s/ Phillip St. George
Phillip St. George